Exhibit A

ADVISORS PREFERRED TRUST

CLASS A SHARES DISTRIBUTION PLAN

The Class A Shares Distribution Plan has been adopted with respect to the following Fund(s):

Fund	Date Adopted
The Gold Bullion Strategy Fund	May 28, 2014
QES Credit Long/Short Strategy Fund	Nov. 17, 2014